August 18, 2010

BY FACSIMILE

Mr. Dan Gordon

United States Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

RE:    Knight Capital Group, Inc. (“Knight” or the “Company”)

          Form 10-K for the year ended December 31, 2009

          Proxy Statement on Schedule 14A filed April 7, 2010

          File No. 001-14223

VIA EDGAR

Dear Mr. Gordon,

I am writing in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated July 6, 2010, relating to Knight’s Form 10-K for the year ended December 31, 2009 (“2009 Form 10-K”) and Proxy Statement on Schedule 14A filed April 7, 2010 (“2010 Proxy Statement”). For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

In addition, we acknowledge to the Staff that:

•	Knight is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Knight may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

2009 Form 10-K

Consolidated Statements of Operations, page 60

1.	It appears that you have included anti-dilutive securities in the computation of diluted earnings per share from discontinued operations. Please revise in future filings to exclude anti-dilutive securities from your calculation.

Response:

Knight believes that it has calculated its earnings per share (“EPS”) from both continuing and discontinued operations for all periods presented in accordance with ASC 260-10-45-10 (formerly SFAS 128 paragraph 15), which requires that:

An entity that reports a discontinued operation or an extraordinary item in a period shall use income from continuing operations (adjusted for preferred dividends as described in paragraph 260-10-45-11) as the control number in determining whether those potential common shares are dilutive or antidilutive. That is, the same number of potential common shares used in computing the diluted per-share amount for income from continuing operations shall be used in computing all other reported diluted per-share amounts even if those amounts will be antidilutive to their respective basic per-share amounts.

Since Knight reported positive earnings from continuing operations for all periods presented, the number of potential common shares that were used in the calculation of diluted EPS from continuing operations exceeded the number of common shares used in the calculation of basic EPS from continuing operations (i.e., the additional common shares were dilutive in calculating EPS from continuing operations). Pursuant to ASC 260-10-45-10, Knight used that same number of common shares (the “control number”) in calculating its basic and fully diluted EPS from discontinued operations. Since Knight reported a loss from discontinued operations for 2009, the use of the control number of shares in calculating EPS from discontinued operations has an antidilutive effect. We believe that the use of the control number of shares in such calculation is in accordance with ASC 260-10-45-10.

Note 12. Writedown of Assets and Lease Loss Accrual, page 82

2.	We note that it is your policy to accrue future lease costs, less sub-lease income, when leased space is determined to be “in excess” of your anticipated needs. We also note that in 2009 you recorded a $13.1 million benefit for the reversal of a previously recorded loss because management decided to build out and occupy excess space. In that regard, please tell us how you determined that the costs to be included under the J.C. operating lease would not result in an economic benefit over its remaining term. Refer to ASC 420-10-25-11. In your response, please tell us if the excess space was physically segregated or otherwise conductive to sub lease.

Response:

In May 2000, Knight entered into a 20 year lease for approximately 266,000 square feet comprising the second through sixth floors of 545 Washington Boulevard, Jersey City, NJ (“545 Washington”). At the time that this lease was signed, Knight was quickly expanding and was out-growing its then headquarters at 525 Washington Boulevard, Jersey City, NJ (“525 Washington”).

The 545 Washington lease was for raw space (i.e., no interior walls, ceilings or finished floors) and Knight’s initial plan was to build out the entire 545 Washington premises beginning in 2001 with a goal of completing the buildout and relocating from 525 Washington to 545 Washington in 2002.

Knight’s business slowed down dramatically beginning in late 2000 due to the bursting of the internet bubble, market structure changes and a general slowdown in equity trading by retail investors, and by late 2001 Knight was reporting quarterly losses. As a result of the dramatic contraction in business, in 2002 management made the decision to: (i) sublet a substantial portion of the 545 Washington space based upon reduced anticipated space requirements, and (ii) defer the buildout of the remaining 545 Washington space and migration of our headquarters from 525 Washington in order to preserve cash.

As a result of this decision, in 2002 Knight engaged a commercial real estate brokerage firm to broker the sublet of approximately 78,000 square feet of the 545 Washington space. This space was conducive to subleasing in that it comprised the entire fifth and sixth floors of 545 Washington, and was separate from the remaining space on the second through fourth floors.

Consistent with management’s 2002 decision to eventually build and occupy the majority of 545 Washington, in late 2003 Knight began building out the second through fourth floors and in early 2005 Knight relocated its headquarters from 525 Washington to the second through fourth floors of 545 Washington.

Beginning in late 2001 and commensurate with its decision to sublet a portion of 545 Washington, Knight recorded a lease loss reserve for the portion of the space (i.e., the fifth and sixth floors) that it was no longer planning to use in its business and was therefore seeking to sublet, and which therefore was not considered to provide any economic benefit to Knight. This lease loss reserve was calculated based upon the excess of Knight’s lease obligation for the floors that it was attempting to sublet over the assumed sublease income from that space, less broker and other fees and was consistent with the requirements of ASC 420-10-25-11, which requires the recognition of a lease loss where lease cost obligations are incurred without economic benefit to the entity. The original lease loss reserve was increased several times between 2001 and 2007 due to lack of tenant interest, which led to a reduction in assumed sublease income and therefore a greater required lease loss reserve.

Although Knight and its broker continued to actively seek subtenants and entered into advanced negotiations with several parties, Knight was unable to come to terms with any subtenant until 2007 because of a glut of office space in Jersey City (which competes with lower Manhattan for tenants).

In 2007 Knight sublet a portion of the sixth floor to third parties and, as a result, reversed a portion of its 545 Washington lease loss reserve. As this sublease was for only a portion of the excess space, Knight continued to pursue tenants for the remaining raw space on the unleased portion of the sixth floor and the entire fifth floor.

In 2009, based upon the growth of the business and increased headcount, management made the decision to occupy the remaining space on the fifth and sixth floors and took this space off of the market. As a result of this decision, the unleased space on the fifth and sixth floors was no longer considered to be excess space without a future economic benefit, and Knight reversed the remaining $13.1 million lease loss reserve. Knight built this space out and occupied this space in the fourth quarter of 2009.

Note 13. Discontinued Operations

3.	We note that you expect the purchase price of Deephaven to be zero. In that regard, please tell us and disclose in future filings why you have not recorded a loss on sale as a component of discontinued operations.

Response:

As disclosed in Note 13. Discontinued Operations, on March 31, 2009 Deephaven Capital Management LLC (“Deephaven”) sold substantially all of its assets to Stark & Roth, Inc. (“Stark”), and Stark assumed certain limited liabilities of Deephaven and was assigned the role of investment manager, managing member and general partner of the Deephaven Funds for which Deephaven previously served as investment advisor.

The assets that were sold to Stark primarily comprised the right of Deephaven to act as investment manager and managing member/general partner of the Deephaven Funds. The sale also included certain fixed assets associated with Deephaven’s domestic business, but did not include any of Deephaven’s leases, leasehold improvements, non-US fixed assets, receivables, investments or cash.

Deephaven had zero cost basis in its rights to act as investment manager and managing member/general partner in the Deephaven Funds as these rights were internally generated and had no external or capitalized cost. At the time of the sale of its business to Stark, Deephaven also had no adjusted basis in the fixed assets that it sold to Stark as such assets were fully depreciated. Deephaven therefore had zero basis in all of the assets that it sold to Stark. Since proceeds from the sale were expected to be (and were) zero, Deephaven recognized no gain or loss on the sale of its business to Stark.

At the time of the sale of the business to Stark, Deephaven also had fixed assets that were not included in the sale, which comprised leasehold improvements and non-US fixed assets, with a net book value of $617,000. As a result of the sale of the business to Stark, Deephaven ceased to use these assets and recorded a charge of $617,000 during the second quarter of 2009 to reflect the write down of these fixed assets. This charge was included in Loss from discontinued operations on the Consolidated Statements of Operations.

ASC-205-20-50-1 paragraph b. (formerly SFAS 144 paragraph 47) requires that the gain or loss recognized in accordance with paragraphs 360-10-35-40 and 360-10-40-5 be disclosed in the notes to financial statements that cover the period in which a long-lived asset either has been sold or is classified as held for sale.

ASC 360-10-35-40 states that a loss shall be recognized for any initial or subsequent write-down to fair value less cost to sell and ASC 360-10-40-5 requires that a gain or loss not previously recognized that results from the sale of a long-lived asset shall be recognized at the date of sale.

Of the $34.5 million that Knight recorded as a loss from discontinued operations (net of tax) for the year ended December 31, 2009, only the aforementioned $617,000 (or approximately $400,000 net of tax) related to the write down of assets pursuant to ASC 360-10-35-40. Deephaven did not record any loss from the disposition of the management and investment advisory contracts that were transferred to Stark because, as noted above, it did not have any basis or carrying value in those assets.

Knight has not separately disclosed this $617,000 loss as management did not believe that this $617,000 loss is material to either the $34.5 million loss from discontinued operations (net of tax) or its financial statements taken as a whole for the year ended December 31, 2009.

2010 Proxy Statement on Schedule 14A

Compensation Components, Page 14

Performance-Based Annual Awards, Page 14

4.	We note that your performance-based compensation for your named executive officers other than your chief executive officer is based on “broad performance objectives” as determined by your chief executive officer. Please tell us what these performance objectives for 2009 were, and confirm that you will include similar disclosure in future filings. Note that disclosure should be provided on an individual basis for each named executive officer.

Response:

As discussed on page 15 of our 2010 Proxy Statement, the broad performance objectives for Knight’s Named Executive Officers, other than its Chief Executive Officer, were determined by Knight’s Chief

Executive Officer in consultation with the Compensation Committee. The objectives chosen are a mix of qualitative and quantitative factors and often require subjective judgment to determine the level of achievement. For 2009, these broad performance objectives were:

a.	Achievement related to strategic business objectives, goals and initiatives;

b.	Overall performance of the business unit or discipline the Named Executive Officer oversees;

c.	Actual performance versus budget for the business unit overseen;

d.	Revenues for the business unit overseen;

e.	Pre-tax margins for the business unit overseen;

f.	Risk management;

g.	Achievement of compliance goals (regulatory, legal and financial);

h.	Customer satisfaction;

i.	Employee satisfaction;

j.	Expense management; and

k.	Management effectiveness.

For Messrs. Voetsch, Smyth and Katcher, all of the items noted above were applicable. For Mr. Bisgay, items (a), (b), (f), (g), (h), (i), (j) and (k) were applicable. None of the performance objectives are dispositive or individually weighted and generally there are no “target” or “threshold” levels of achievement established for most of the objectives. As discussed on pages 14 through 16 of the 2010 Proxy Statement, the Chief Executive Officer reviews with the Compensation Committee the broad performance objectives set for the other Named Executive Officers and provides his assessment as to whether such objectives were met and explains the rationale for the proposed incentive compensation for such Named Executive Officers, which is based upon a variety of factors including the attainment of broad performance objectives. If it agrees with the recommendation of the Chief Executive Officer, the Compensation Committee approves such incentive compensation awards. If broad performance objectives are used to determine compensation for our Named Executive Officers in the future, in its future filings, Knight will include similar disclosure of the broad performance objectives determined by its Chief Executive Officer for each individual, to the extent that the disclosure of such performance objectives is material to an understanding of Knight’s compensation program or the Compensation Committee’s decision-making process and would not result in competitive harm.

5.	We note that one element of determining your named executive officers’ compensation includes a comparison with pay levels of comparable positions in the marketplace. Please tell us if you target the pay level to a certain percentage and where actual compensation fell in relation to the target. Confirm that you will include similar disclosure in future filings.

On an annual basis, independent compensation consultants provide Knight and its Compensation Committee, with comparative market compensation data to assist Knight and its Compensation Committee in determining competitive market compensation. This data includes publicly disclosed compensation of Named Executive Officers at other peer public financial services companies (which are listed on page 13 of the 2010 Proxy Statement) and non-public compensation data for individuals having similar roles at leading large global competitors who are not deemed Named Executive Officers. Knight benchmarks the pay level of its Named Executive Officers using the 75th percentile of compensation for the Named Executive Officers at other peer public financial services companies and individuals having similar roles at leading large global competitors who are not deemed Named Executive Officers.

Compensation for 2009 for our Chief Executive Officer was, pursuant to an employment agreement, based on a percentage of pre-tax earnings, and comparisons with the data provided was not used to determine his 2009 incentive compensation (although market comparison data was used by our Compensation Committee in negotiating a new employment agreement with our Chief Executive Officer in December 2008).

As noted on page 16 of the 2010 Proxy Statement, comparisons with the pay levels of comparable positions in the marketplace is one of a variety of factors considered in determining the Named Executive Officers incentive compensation, none of which is dispositive. For 2009, actual compensation paid to Messrs. Voetsch, Katcher and Bisgay was below the target pay level. Mr. Smyth’s actual 2009 compensation was above the target pay level based, in part, on the performance and growth of the business unit he oversaw.

If the Compensation Committee targets pay levels strictly to a certain percentage of compensation paid to comparable positions in the marketplace, Knight confirms that it will provide such percentages in future filings.

*             *             *

Please contact me at (201) 222-9400 with any further questions or comments.

Sincerely,

/s/ Steven Bisgay

Steven Bisgay

Senior Managing Director and Chief Financial Officer